Exhibit 13.14

Transcription of Innovega Presentation - SeedInvest Webinar

Obi Chukwuma (moderator):

Good afternoon everyone and I am Obi Chukwuma. I’m a member of the venture group team at Seedinvest. I’m excited that Steve Willey the co-founder and CEO of Innovega is here with us today for Innovega’s kick-off investor webinar. Steve will give a 10-15 minute investor presentation which will be followed by an audience Q&A. If you have a question you would like Steve to answer during the Q&A portion of the webinar, just type it in the Q&A box at the bottom of the control panel. If we don’t get to your question during today’s weblinar, be sure to post it to the discussion board on Innovega SeedInvest profile. Additionally, in case you have not already seen, we have released a platform feature, the Follow button. Following the company will ensure that you never miss an update about the deals you are interested in. To follow Innovega, simply create an account or log into your SeedInvest account and click the Follow button on the top of Innovega’s profile. And lastly, a quick introduction before we get started here, Innovega is the creator of smart contact lenses and glasses that deliver high-performance AR/VR experiences, and the campaign has already surpassed one million in reservations. Steve, I’ll let you take it away.

Steve Willey (presenter):

Thanks, Obi, for that kind introduction. A warm welcome to all members of the SeedInvest community for giving up your time today for this presentation. Special thanks to those who have invested in the past, this is our third campaign. And of course, to those who made their reservations last week. Innovega is an innovative developer within the AR business or AR community. Our particular participation relates to display eyewear and our unique solution is, as we mentioned, a combination of smart, modern, soft, comfortable contact lenses and display glasses. We essentially remove the lenses and optics from AR and wear them, and that reduces the complexity of the glasses and enables a solution, a conventional, comfortable solution that we believe wearers need or want.

I’ll just work on my logistics here, there we go. We are not the only folks interested in augmented reality. Tim Cook describes it as a once in a lifetime opportunity and claims that augmented reality will change how we use technology forever. Now he said this 4 years ago so Apple has been involved in AR on a continuous and growing basis for at least that period. Mark Zuckerberg and Tim Cook do not agree on many things but they do on this, and Mark describes how AR changes our phones, all of our technologies, and he goes on to say we want glasses, conventional, normal glasses or eventually contact lenses that look and feel normal. So, what we have got here are 2 captains of industry describing their interest, maybe passion, in something called AR, AR systems and for the smart glasses component of that.

My sense is that there is much more to it and that what they are really describing is a next generation of computing that is right around the corner. We have all recognized the progression of hardware from desktop to tablets and smartphones, and now we have smart watches and we are anticipating smart glasses. But underlying that are new paradigms of computing, from personal computing in the home, to mobile computing, to something that is described as spatial computing. I introduce this because Innovega’s contribution of glasses relates far more to the greater ecosystem of spatial computing than any specific item such as augmented reality.

So, what is spatial computing, also known as ambient computing … I’ll read it, it is a seamless integration of your real-world and your virtual world, real and your online digital world, via a next generation intuitive, and ubiquitous smart glasses user interface. So, something called spatial computing takes us to a next generation and the glasses themselves are vital. They replace, they are a convergence if you will of what we use today, as a smartphone, tablet, etc. So spatial computing will relay on many technologies and will require innovation and development across these 4 at a minimum. We will need sensors and computer vision, mobile 5G connectivity, Edge computing, but the part that has been the most troublesome is just delivering smart glasses platform. Again, glasses that are comfortable, lightweight, stylish, and yet provide amazing performance.

Back to Facebook and Apple. They have been very active over the 4 or 5 years. Facebook, to our best estimation, has invested some $5B, to include the purchase of Oculus, and they have done remarkable work, but not the smart glasses that Mark Zuckerberg describes. Recently it was rumored that Apple will be bringing to market this year, glasses that are akin to what we are seeing on the right-hand side, but they are not smart glasses, they are not what others and we have been describing as essential. What last we heard is that we may see AR glasses from Apple in 2025.

We have something called spatial computing, it relies on smart glasses, and it turns out that the reason – the struggle – in the industry and even for Facebook and Apple with enormous resources, is an optics issue. So Innovega is an optics company, enabling display eyewear, enabling AR, enabling spatial computing.

This is the combination of smart contact lenses and glasses that we will seek to take to market as our first product. This is rendering bases on actual design components, and at the onset we recognized that we would have to deliver against 7 key requirements in order for folks to get what they need or want in display eyewear, and I won’t read them all through but the first 2 is a panoramic display, not a narrow postage-stamp display, a panoramic wide-screen display, yet lightweight, stylish and normal glasses, and I’ll come back to some of this.

I’ll play a one-minute video that describes how the glasses and lenses collaborate if you will in a system. So at the heart of our system is a contact lens, a smart contact lens. You could think of it as a bifocal lens. It provides vision correction for the real-world. Sixty odd percent require vision correction, 70 or 80% or more Asians, require vision correction, so our lens like any contacts lens corrects your real-world vision. As noted at its center, about a 1 mm lenslet, tiny lens, streams the media from inside the glasses and it is that combination that provides the unique attributes I’ve describes. It’s disposable, soft, comfortable, traditional lens with these additional nanotechnology components.

Every lens needs an FDA approval, a so-called market clearance and it is a multi-year process. We have moved through the pre-clinical phase 1 and phase 2, phase 2 is human testing. We have almost 2 years of human testing. We are now in the final phase of FDA trials, the so-called phase 3.

What is really powerful is that a single lens, a lens that is personalized, customized to a wearer with their prescription, perhaps other attributes in the future, works with any reasonable configuration of display glasses so it enables AR glasses, MR glasses, VR glasses and all of these different configurations and applications that sit on top of the glasses … makes it particularly powerful.

We of course protect aggressively all of our innovations. As of last week, we had 27 filed US cases and we just filed 4 more in the last week so are 31, and if we add our international cases, that number is 45 plus and I can revisit some of the patent work we have done if requested.

So much for our product, I have mentioned that Facebook and Apple are obviously interested in AR and glasses, but others are also. On the left hand side I have listed again those key attributes that are vital for adoption. You know comfort and style, normal pair of glasses, add onto that very high-performance display, a very wide panoramic field of view, high resolution, etc. Innovega delivers all of that, albeit use a contact lens is part of our system. I’ve compared it with Microsoft Hololens, a remarkable product, they don’t have the same – they have half – of our display size, and they have high resolution, but it is not a pair of glasses and certainly not conventional. A company called North, just purchased by Google, we understand, actually put all their effort on the glasses component, as you can see, but the size of the display is 21 degrees, 21 vs 74 is very significant difference, and it is a lower resolution. To nail the comfort, style and performance has proved near impossible, hence our participation in the fabric of this industry.

So much for products, from the standpoint of application and launch application, this was seminal testing that persuaded us to proceed with product for the low vision or visually impaired patient community. So about a year ago, we had independent tests conducted by the Ohio State University, a lab that performs these investigative tests and they took 9 visually impaired including legally blind subjects and allowed them to wear our lenses, our glasses and in our glasses we incorporated a high magnification camera and in this way, the visually impaired were viewing their world magnified up to 20 times, by the cameral on our panoramic screen. That was the test. The subjects ranged in age from 26-76, and their average correction after providing them with glasses or lens to correct their vision, the best they could get to was 21/115. You think of that as 20/20 where we expect to get, it is almost 6 times inferior to 20/20 vision. What is remarkable from our standpoint is that by wearing our lens, glasses and camera combination, the investigators reported that the distance acuity to see across the room, across the street was restored to 20/20. Their near acuity, reading a smartphone, reading a book was restored to 20/21. They were able to read at normal speed and normal distance. A remarkable set of data for Innovega and that caused us to make the decision to launch.

This is why they got such good results, relates to screen size. I’ll play this again but it is a comparison of a product with a 28-degree field of view with a camera versus our product with a 70-degree field of view and camera. So what the wearer picks up is context and functionality.

Another example, viewing a person across the street with a 28-degree field of view display having a tough time recognizing, and it is all about context.

So we will plan to go to market next year with a product, comfortable glasses and lenses, for the visually impaired. There are about 5 million visually impaired in N America, 15 or 20 million arguably in the world, and we identify a target market, a SAM of 350,000 patients and that is the market we will seek to serve initially.

What is interesting is that if you think about a product road-map, the same product with lenses and glasses and cameral for the visually impaired could be configured and programmed to offer benefits to the hearing impaired, cognitive impaired, but that product with configuration and application software starts to look like something very useful for enterprise and even defense markets and on. Ours is a platform solution that starts with a patient need that is well defined and unmet today.

Ours is a licensing model, we work with strategic partners. Because there are 2 components in the system, there are 2 type of partners, a vertical industry leader and also a contact lens fabrication and supply partner. Innovation brings the innovation, the patents, perhaps certain components, the partners brings the brand, the channels … and both lenses and glasses are fit by optometrists. Today you go to Costco to get your prescription glasses, your contact lenses. So the optometrist network is fundamental to the delivery of our glasses lens combination. And then to an end user, potentially patients, workers and consumers.

From a standpoint of traction, back 5 years ago we completed 5 million dollars of effort the the US government, DARPA and we delivered lenses and glasses to them so we could demonstrate we could deliver lenses and glasses to them, just demonstrate we could deliver for very demanding applications.

Here are 3 key members of the management team. Myself I would be the tech-business component of this team, started 5 or 6 companies, multiple exits through purchase by other companies, Microvision the most relevant, that trades today on NASDAQ and is in the business of eyewear so I had good grounding in that respect. Dr. Legerton at the center is an optometrist, a low-vision expert, a brilliant inventor, filed well over 100 patents, being a bit modest here, also an entrepreneur. He was the co-founder of a company called SynergEyes. Jay, off to the right is a brilliant systems engineer. He stands between clinical and technical and manages our portfolio of engineering disciplines.

We are equally blessed to have boards. Shane Kim, Corp VP Microsoft, ran the XBOX studios and recently interim CEO, Gamesoft. Jeff Bradley a mobile device expert, formerly snr VP at AT&T. Casey Tegreene was senior executive at Intellectual Venture and was also CTO at Microvision. I think Casey is named on 1200 patents … 1200 is an enormous number of patents. And then we have technical, clinical boards on low part of the slide. We have members who have served on FDA committees and lens designers.

So wrapping-up, we are developers of innovative display eyewear for these AR/VR markets and more specifically for this greater spatial community we are on the brink of, and for patient markets. We have defined patient markets as a launch market. Our business model is licensing, recurring royalties from disposable contact lenses. We have a substantial patent portfolio. Our management have done this before. We have completed roughly $6M of contact revenues from government and commercial partners. Raised so far roughly $11 M and as interesting, $1M from a global supplier in the visually impaired space. We are in the final phase of FDA trials and we are making final preparations for a commercial launch in 2022.

Thank you and of course I welcome your questions.

Obi Chukwuma (moderator):

Alright, thank you Steve, and as a reminder to those who have questions to please take them into the Q&A box at the bottom of the screen. First question we have here: Would the smart contact lenses work for someone who has intraocular lenses which are tri-focal and always have near, intermediate, and far distances in focus?

Steve Willey (presenter):

In all fairness, I would not be the right person to answer that question. I am not an optometrist but I would invite the person asking the question to reach us directly. It is a very specific question and it is easy to get wrong, and so Dr. Legerton would have a good answer for that question but I would not.

Obi Chukwuma (moderator):

What technology do the frames have. Can you take this lens and put on other frames.

Steve Willey (presenter):

No it is very much a system of matching our lenses to our frames, and in fact when I say our frames, because it is a licensing model, it is the frames of our partners. So the answer is to take a Google Glass or nreal product and use it with our contact lens, would not work. The good news is that with your contact lens you would be able to have multiple pair of glasses, pair of glasses for hanging our at the mall, or Starbucks – post Covid days – and for snowboarding, snow-sports, etc.

Obi Chukwuma (moderator):

What are the plans after this financing round if you achieve the $15M. What would be the run-rate and what are you expecting for future financing rounds.

Steve Willey (presenter):

Our present model, budget and forecast enables to proceed through the balance of this year and essentially through the balance of most of next year with the $15M, so that takes us through what we anticipate are the final phases of receiving an FDA and market clearance and launching product into the market. In terms of how much money we will need beyond this raise, it will depend very much on the partnerships that we will have, the strategic partners, if they take on most of the heavy-lifting we would require less money moving forward. If we are motivated to fund it ourselves to accelerate or broaden our portfolio aggressively, then we would obviously consider raising additional money. And there are the usual avenues for raising that money, which you know could include institutions, funds, VCs, public markets, etc. Any and all are of interest.

Obi Chukwuma (moderator):

Has there been interest from VCs to invest in Innovega and what are your thoughts in taking money from VCs

Steve Willey (presenter):

We have had small institutions, they call themselves VCs, sometimes they are family offices. But to date we have raised small amounts of money, we have sort of worked in a measured fashion, we have raised 1 to 2 million dollars per year looking back, and that is a small amount of money for a large VC. And so historically we have accepted money from small institutions, emerging growth VCs. Looking forward we are absolutely open to working with venture capital. One hundred percent.

Obi Chukwuma (moderator):

What has been the timeline associated with slide 17 for each target market?

Steve Willey (presenter):

Slide 17, I’ll go back to that. I see, this is basically our road-map. So, where we are today is looking to work with partners to release a product next year for the visually impaired, look to other patients beyond that, and opportunistically work in other markets, in the other boxes, so if we had an enterprise partner approach us, tomorrow, 6 months from now, that said, I’ve got an amazing application in the petroleum industry, we would certainly look to leverage our platform, which is ostensibly for patients, into that market. So all we can say today is that we intend to launch product for the visually impaired, be eager to extend it for other patients, but opportunistic to introduce products into non-patient markets.

Obi Chukwuma (moderator):

Do the contact lenses work like wave-guide in comparison with other competitors.

Steve Willey (presenter):

They do not. One thing to think about is that our contact lenses are non-electronic. There is a filter in the lens, something called an optical filter, and the filter just separates light, light from the real-world, versus light from the display. So the contact lens is passive, non-electronic contact lens that corrects your vision in the real-world, and it also provides you with amazing vision in your virtual world, but there is no wave-guide or complexity of that sort in the contact lens.

Obi Chukwuma (moderator):

As a person with low vision, what would you see as pros or cons of your lenses

Steve Willey (presenter):

Essentially one has to decide that they wish to wear contact lenses to improve their vision. Assuming the data that we received is valid, which we of course believe it is, then that person would need to continue to wear contact lenses because I would guess many low vision patients already do, or start to wear contact lens. My sense on that is if it impact independence and lifestyle then a person would be highly motivated to wear our lenses. If they can wear a traditional, soft contact lens, then they should be able to wear our contact lens.

Obi Chukwuma (moderator):

How often do you need to replace the contact lens

Steve Willey (presenter):

They are daily wear, which means you were them throughout the day, you clean them as you would a conventional lens at the end of the day, and the modality, if you will, is a monthly replaceable.

Obi Chukwuma (moderator):

What will be the retail cost of your products

Steve Willey (presenter):

That will be set by our strategic partners, so if you think about us providing the patents, the knowhow, and perhaps certain key components to another party that would then facilitate the eyewear and lenses, through distribution to the optometrist and to the final user, that would be their responsibility and opportunity. I mean, simplistically if they price if too high that will limit their market, but they need to price it sufficiently to earn profit and returns on their activities

Obi Chukwuma (moderator):

What would be your go to market strategy in 2022

Steve Willey (presenter):

It certainly would be to serve the visually impaired including legally blind market, to select a party or parties that would brand and distribute the eyewear and lenses, this is the path we are on, and to ensure we have proper market clearance, FDA approval, to allow them to sell those products in target markets. We are going down a path and have been going down a path for several year to secure the approval and clearance for NA, for the US specifically, so we would anticipate a launch in the US, then an expansion into other geographies, geographies that are adjacent and similar in many ways.

Obi Chukwuma (moderator):

What results have you seen with regards to high physical activities and the lens staying in place on the eyes? Are there any drying issues?

Steve Willey (presenter):

We have not experienced any drying issues. We have not experienced lenses basically pop’ing out of the eye. In the old days with the hard contact lens, that was occasionally a criticism where they would leap from the eye, but we have seen no instances of that at all.

Obi Chukwuma (moderator):

Do the contact lens work as standard lenses when not coupled to the frames.

Steve Willey (presenter):

Yes, from the standpoint of their being your prescription, would correct your view of your usual world, and again 60-80% of folks needing a prescription that’s exactly true. You would wear the lens that corrects your and you have got this super-vision half inch from your eye, you only become aware of that when you put on your smart glasses and you only become aware of that when you put on your smart glasses, and the displays within the glasses are sitting half inch from the eye. So yes, the lenses can and we expect will be used independent of the glasses and the different glasses used from time to time depending upon interest.

Obi Chukwuma (moderator):

Can games be developed into Innovega

Steve Willey (presenter):

Certainly gaming glasses would be an amazing opportunity for us because of this ability to provide normal comfortable glasses with huge panoramic field of view, HD or 4K-type resolution, our glasses would make an amazing interface for traditional online gaming, and what will increasingly be VR gaming, AR gaming, etc.

Obi Chukwuma (moderator):

Why the combination of glasses and contact lenses. Is it better than “Mojo”

Steve Willey (presenter):

Mojo Vision, would that be, perhaps?

Obi Chukwuma (moderator): Yes

Steve Willey (presenter):

Yes, the answer is that we were convinced that there would not be a simple glasses solution, that it was an optics problem, and we provided a solution to the optics problem that would include the contact lens. In terms of others who have tried – such as MojoVision – who have tried to put the entire display inside the contact lens. Others have tried that. Microsoft invested, Google invested, and now MojoVision is making their investment, and that is a lens and I assume some sort of peripheral glasses or device that works with the lens. So our approach was to have a passive, simple, disposable lens and other approaches such as MojoVision are different and of course we wish them well.